30 Rockefeller Plaza New York, NY 10112-2200 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

GERALD ADLER gerald.adler@dechert.com +1 212 698 3679 Direct +1 212 698 0479 Fax

August 2, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:                                         Robert S. Littlepage
Kenya Wright Gumbs

Re:                               Monster Worldwide, Inc.
Item 4.02 Form 8-K
Filed July 26, 2006
File No. 000-21571

Ladies and Gentlemen:

At the request of Monster-Worldwide, Inc. (the “Company”), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 27, 2006 from Robert S. Littlepage of the Commission to Mr. Baker of the Company relating to the Form 8-K (File No. 000-21571) of the Company filed with the Commission on July 26, 2006 (the “July 26th 8-K”).  We and members of the Company’s management orally discussed the Company’s response to the Staff’s comments with Ms. Gumbs on Friday, July 28th and we agreed to provide written responses to the Staff’s comments to further clarify the Company’s position.

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

U.S.    Austin    Boston    Charlotte    Harrisburg    Hartford    New York    Newport Beach    Palo Alto    Philadelphia    Princeton
San Francisco    Washington DC        EUROPE    Brussels    Frankfurt    London    Luxembourg    Munich    Paris

Comments and Responses:

1.                                       Comment:  Please amend your filing to clearly state whether your historical financial statements should or should not be relied upon or provide a clear timetable for when you will be able to provide such a conclusion.

As discussed with Ms. Gumbs, based upon discussions with, among others, the counsel investigating option grant practices, the Company’s audit committee and the Company’s auditors, the Company believes that the July 26th 8-K represents the most accurate disclosure with respect to the ongoing status of the investigation.

Beginning June 12, 2006 the Company has issued a number of press releases announcing that an independent counsel to a special committee of the Board of Directors of the Company was conducting an investigation into stock option granting practices, that the Company had received a subpoena from the U.S. Attorney’s office for the Southern District of New York, a direction from the staff of the Commission to preserve all relevant information and confirming the Company’s intention to comply fully with all of these inquiries.  On July 11, 2006, in one of these releases, the Company announced that it believed “that it may need to restate its financial statements for the year ended December 31, 2005 and prior years”.  That release went on to say that “the Company has not yet determined which financial statements would have to be restated, the magnitude of the restatement, or the tax impact that may result from the matter.”

Item 4.02 (a) of Form 8-K contemplates a determination that an error of the type addressed by Accounting Principles Board Opinion No. 20 (now FASB Statement No. 154) exists leading to the conclusion that financial statements may no longer be relied upon.  Item 4.02 (a) does not explicitly address the circumstance in which a company has concerns about the reliability of historical financial information in advance of such a conclusion having been reached.  The Company did wish to make every reasonable effort to disclose relevant information concerning the likely unreliability of certain historical financial information, and to make such disclosure in the manner that was most likely to be read by the investing public.  Accordingly, the Company has used Item 4.02 (a) of

Form 8-K so that the investing public can make appropriate judgments with respect to the Company’s historical financial statements.

As the Company advised Ms. Gumbs and in accordance with the Company’s press releases, the special committee has not completed its assessment and is continuing its review.  Accordingly, the Company is not in a position to definitively state whether its historical financial statements will be impacted nor is it in a position to identify which periods, if any, will require restatement.

The Company discussed the appropriateness of filing a non-reliance Form 8-K with its independent auditors, the independent counsel to the special committee and its outside counsel.  The Company concluded, based in part on these discussions, that it could not state with certainty that a restatement would be required and that, accordingly, it was premature to file a Form 8-K that expressed with definitiveness that its historical financial statements are materially in error requiring a restatement.  At the same time, the Company recognizes the importance of keeping its shareholders and the market fully informed.  The Company concluded that it would not be appropriate to ignore the possibility that its historical financial statements may require restatement.  Accordingly, the Company decided to fully disclose the existence of the investigation and the possibility of a restatement and to caution the investing public against relying on its historical financial statements.

The Company has been informed by the special committee and its counsel that the investigation is proceeding expeditiously but they are not in a position to state when a conclusion with respect to the necessity of a restatement will be reached.  The Company intends to file the appropriate disclosure once a definitive conclusion concerning a restatement is reached.  The Company also is prepared to undertake to advise the Staff of the time in which such a conclusion can be reached.

2.                                       Comment:  Please also disclose whether the company was notified or advised by your auditors regarding non-reliance on previously issued audit report or interim review of previously issued financial statements.  If so, please provide all of the disclosures required by Item 4.02(b) and 4.02(c) or Form 8-K.  If not, disclose whether the company has discussed the matters with your auditors.

As disclosed in response to Comment No. 1, the Company discussed the appropriateness of filing a non-reliance Form 8-K with its independent auditors.  The independent auditors advised the Company that it is premature for it to definitively file a non-reliance Form 8-K at this time.  The Company was not notified or advised by its auditors regarding non-reliance on a previously issued audit report or interim review of previously issued financial statements.  Consequently, the company believes that the disclosures called for by Items 4.02 (b) and (c) of Form 8-K are not applicable.

3.                                       Comment:  If you amend the company’s periodic reports to file restated financial statements, please provide discussion in amended filings describing the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K or Regulation S-B.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

The Company will provide the requested disclosure if it amends its periodic reports to file restated financial statements.

In connection with the Staff’s request, the Company acknowledges the following:

1.     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses the comments of the Staff.  If, however, the Staff has any additional questions or requires additional information regarding this filing, please contact Martin Nussbaum (212-698-3596) or the undersigned.

Very truly yours,

/s/ Gerald Adler
Gerald Adler

cc:                                 Evan Kornrich
Martin Nussbaum, Esq.